UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41373

AUSTIN GOLD CORP.
(Translation of registrant's name into English)

1021 West Hastings Street, 9th Floor
Vancouver, British Columbia, Canada, V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Financial Statement of Austin Gold Corp. for the quarter ended June 30, 2022
99.2	Management's Discussion and Analysis for the Six Months Ending June 30, 2022
99.3	Form 52-109F2 - Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer (President)
99.4	Form 52-109F2 - Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer (Chief Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austin Gold Corp.
(Registrant)

Date: August 15, 2022	By:	/s/ Dennis Higgs
	Name:	Dennis Higgs
	Title:	President